Exhibit 99.1

Cloopen Announces Changes in Board Composition

BEIJING, December 1, 2023 /PRNewswire/ -- Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”) today announced changes in the composition of its board of directors (the “Board”).

The Company received a letter of resignation dated November 30, 2023 from each of Mr. Changxun Sun, Mr. Yipeng Li, Mr. Xiegang Xiong, Mr. Kui Zhou and Mr. Qingsheng Zheng, notifying the Company of their resignation as a director of the Company, including all other positions in the Board and its relevant committees, for personal reasons not resulting from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice, effective from November 30, 2023. Mr. Changxun Sun, Mr. Yipeng Li and Mr. Xiegang Xiong will continue to serve as the chief executive officer, chief financial officer, and chief product officer and chief technology officer of the Company, respectively, following their resignation from the Board.

Mr. Cheng Luo, a director and the chief executive officer assistant of the Company, has been appointed to succeed Mr. Changxun Sun as the chairman of the Board. Mr. Luo also replaces Mr. Sun as a member and the chairman of the compensation committee, and a member and the chairman of the nominating and corporate governance committee of the Board, effective from November 30, 2023.

Mr. Pengfei Yuan, Mr. Ye Yuan, Mr. Lei Du, Mr. Yuanqi Wang, Mr. Ming Zhao and Mr. Zi Yang have been appointed as new directors to serve on the Board, effective from November 30, 2023. Mr. Ye Yuan has also been appointed to replace Mr. Kui Zhou as a member of the compensation committee, effective from November 30, 2023.

Following the foregoing changes, the Board currently consists of ten directors, including Mr. Cheng Luo, Mr. Pengfei Yuan, Mr. Ye Yuan, Mr. Lei Du, Mr. Yuanqi Wang, Mr. Ming Zhao and Mr. Zi Yang, and three independent directors, namely Mr. Adam J. Zhao, Mr. Ziguang Gao and Mr. Tim Yimin Liu.

Biographical information relating to the newly appointed directors is set out as follows.

Mr. Pengfei Yuan has served as our financial director since November 2014. Prior to joining us, Mr. Yuan served as the financial manager at the finance department of Dongtian Fashion (Beijing) Culture Communications Co., Ltd. from December 2013 to November 2014. Mr. Yuan served as the budget director at the finance department of China Putian Information Industry Co., Ltd. from October 2011 to November 2013. Mr. Yuan also served as a senior consultant at CaseWare Software Development (Beijing) Co., Ltd. from August 2010 to September 2011, and a senior auditor at Baker Tilly China Certified Public Accountants from November 2005 to August 2010. Mr. Yuan received his bachelor’s degree in accounting from Beijing Forestry University in July 2006. Mr. Yuan is a member of Chinese Institution of Certified Public Accountants.

Mr. Ye Yuan has served as a vice president at HongShan since October 2019. Prior to joining HongShan, Mr. Yuan worked as a managing director at Zhongrong International Trust Co. Ltd. from October 2013 to October 2019. From July 2011 to October 2013, Mr. Yuan served as a vice investment director at JD Capital. Mr. Yuan received his bachelor’s degree in financial economics from Erasmus Universiteit Rotterdam in the Netherlands in 2008.

Mr. Lei Du has served as a vice president at HongShan since April 2016. Prior to joining HongShan, Mr. Du worked as a Director at Kunwu Jiuding Investment Holdings Co., Ltd. from February 2012 to March 2016. Before that, Mr. Du served as a staff accountant at Ernst &Young from December 2009 to June 2011 and a president assistant at Xueda Education Group from June 2011 to February 2012. Mr. Du received his bachelor’s degree in accounting from Peking University in July 2009.

Mr. Yuanqi Wang has served as a director of cross-border operations of Hunan Hisun Mobile Pay IT Limited since March 2023. From December 2021 to February 2023, Mr. Wang served as a product manager of Beijing Hisunsray Information Technology Co., Ltd. Prior to that, Mr. Wang served as a research and development specialist at Houghton Street Media Co., Ltd. from March to November 2021. From July 2018 to March 2021, Mr. Wang served as an investment associate at JIC Huawen Investment Limited. Mr. Wang received his bachelor’s degree in economics from Peking University in July 2015, and his master’s degree in management from Tsinghua University in July 2018.

Mr. Ming Zhao has served in various positions at Hi Sun Advanced Business Solutions (BJ) Ltd. since January 2003, with his current role as the chairman of the board of directors. Prior to that, Mr. Zhao served as a branch general manager at the Shenzhen Branch of Aude Computer Systems Co., Ltd. from June 2000 to January 2003. Mr. Zhao also served as an independent director of China Science Publishing & Media Ltd. (SHEX: 601858) from February 2018 to February 2023. Mr. Zhao received his bachelor’s degree in engineering from Anhui University in July 2000, master’s degree in management science and engineering from Chinese Academy of Science in July 2012, and doctorate degree in management science and engineering from Chinese Academy of Science in July 2016.

Mr. Zi Yang has served as a legal counsel of Trustbridge Partners since March 2018. Prior to joining Trustbridge, Mr. Yang served as a senior associate of Fangda Partners from August 2014 to March 2018. From June 2013 to August 2014, Mr. Yang served as an in-house legal counsel of Green Woods Assets. Mr. Yang also served as a lawyer of JunHe Law Offices from September 2011 to June 2013. Mr. Yang served as our director from July 2019 to February 2021. Mr. Yang received his bachelor’s degree in law in 2008 and master’s degree in law in 2011 from East China University of Political Science and Law, and his LL.M from University of Wisconsin-Madison in 2010.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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